METALLA REPORTS PORTFOLIO UPDATES

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA
May 28, 2025	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to report the following recent developments in its royalty portfolio:

  Côté & Gosselin - Franco-Nevada announces acquisition of existing Côté & Gosselin gross margin royalty for $1.05 billion.
  Endeavor - Commissioning underway and first cash flow scheduled in June.
  Joaquin - Drilling confirms significant extensions to the La Negra deposit.

"We are encouraged by Franco-Nevada's strong vote of confidence in Côté and Gosselin as demonstrated by their commitment of over $1 billion. The acquisition marks one of the largest investments in their history and we believe one of the most significant royalty transactions," commented Brett Heath, Chief Executive Officer of Metalla. "Franco-Nevada highlighted(1) the quality of IAMGOLD's work, stating that following detailed due diligence, it believes Côté to be an excellent new operation with an extensive Resource endowment that has high potential to continue expanding. We believe the Gosselin zone, where Metalla holds a 1.35% NSR royalty covering the entire deposit, will drive most of that future expansion and that this transaction should materially enhance market recognition of the value of our royalty interest."

Côté & Gosselin (1.35% NSR royalty)

Metalla holds a 1.35% Net Smelter Return ("NSR") royalty interest covering all of IAMGOLD Corporation's ("IAMGOLD") Gosselin deposit and the northern portion of the Côté mine in Ontario, Canada.

Metalla notes the announcement made by Franco-Nevada Corporation ("Franco-Nevada") on May 27, 2025, regarding its acquisition of a 7.5% Gross Margin royalty over the Côté Gold Mine, which includes the Côté and Gosselin deposits (together, the "Côté Gosselin Royalty Interest"), for total cash consideration of $1.05 billion. The transaction was completed with the cooperation of IAMGOLD and Sumitomo Mining Co. Ltd. ("Sumitomo"), who provided Franco-Nevada with exclusive access to conduct detailed due diligence.

Franco-Nevada stated, after completing detailed due diligence, that the large Resource endowment offers excellent potential to expand milling capacity and grow the current Resource. Franco-Nevada expects the mill to ramp up to nameplate capacity of 13 Mtpa by year-end with potential to expand to 20 Mtpa in the longer term to better align with current mining capacity.

Further, Renaud Adams, President & CEO of IAMGOLD, commented: "…The value upside of the Côté Gold Mine is further supported by the rapidly growing Gosselin zone which we intend to incorporate into an updated mine plan next year that will bring the Côté and Gosselin zones together to outline a Côté Gold Mine of increased scale and scope for generations to come."

(1) For more information, please view the Franco-Nevada May 27, 2025 Press Release.

Endeavor (4.0% NSR royalty)

Metalla holds a 4.0% NSR royalty interest on Polymetals Resources Ltd.'s ("Polymetals") Endeavor Mine ("Endeavor") in Cobar, Australia.

On May 21, 2025, Polymetals reported that the redevelopment of the Endeavor Mine remains on schedule and on budget, with processing expected to commence in the coming weeks and initial cash flow anticipated in June. Polymetals noted that mining operations are well underway, with over 40 kt of ore stockpiled underground. Development to access high-grade silver ore is advancing as planned, with first production from these areas expected in July. Polymetals also confirmed that site activities remain on track to achieve a processing rate of 65 kt of ore per month during the second half of 2025.

In addition, diamond drilling continues at the Carpark prospect targeting south extensions to the Main Lode.

For more information, please view the Polymetals Resources May 21, 2025 Press Release.

Joaquin (2.0% NSR royalty)

Metalla holds a 2.0% NSR royalty on Unico Silver's ("Unico") Joaquin project ("Joaquin") in Santa Cruz, Argentina.

On May 19, 2025, Unico announced that drilling confirmed significant extensions to the La Negra mineralization with highlight intercepts of 23 meters at 268 g/t AgEq, 64 meters at 81 g/t AgEq and 17 meters at 258 g/t AgEq. The focus for the next phase of drilling will be ongoing infill and extensional drilling at La Negra to support a maiden JORC Mineral Resource.

For more information, please view the Unico Silver May 19, 2025 Press Release.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a QP as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

ABOUT METALLA

Metalla provides shareholders with leveraged gold, silver, and copper exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading royalty companies.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

Chief Executive Officer

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, Chief Executive Officer

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this alert.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration requirements.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property. Ounces are converted to grams using a multiple of 31.1035.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this alert, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this alert may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This alert contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include, but are not limited to, the statements of the property owners/operators with respect to the properties on which Metalla holds a royalty; the statements of management regarding an extensive resource endowment that has high potential to continue expanding at Cote and Gosselin; the potential to expand milling capacity and grow the current resource at Cote and Gosselin; that the Gosselin zone is expected to drive most of the expansion; that the Côté and Gosselin transaction could materially enhance market recognition of the value of Metalla's royalty interest; the ramp-up to nameplate capacity at Côté and Gosselin, and the expected timing thereof; the commencement of processing at Endeavor and the expected timing thereof; the initial cash flow at Endeavor and the expected timing thereof; the commencement of production from high-grade silver ore areas at Endeavor and the expected timing thereof; the expected processing rate for the second half of 2025 at Endeavor; potential south extensions to the Main Lode; the focus of the next phase of drilling at Joaquin; the expectations generally of Metalla the property owners/operators and the authors of relevant technical reports and studies with respect to the mineral projects in which Metalla has an interest, including without limitation, estimates of mineral resources and mineral reserves and updates thereto, production, mine life, NPV, IRR, costs, drilling, development, permitting, water sourcing, commodity mix and prices, and the timing thereof;  future opportunities and acquisitions; future exploration, financing, development, production and other anticipated developments on the properties in which the Company has or has agreed to acquire an interest; future growth, increased share value, cash generation and returns; and Metalla having a path to becoming a leading gold and silver royalty company.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: that the milling capacity and the current resource at Cote and Gosselin may not expand and grow as anticipated; that the Gosselin zone may not drive most of the expansion; that the Côté and Gosselin transaction may not materially enhance market recognition of the value of Metalla's royalty interest; that the ramp-up to nameplate capacity at Côté and Gosselin may not occur at all or in the expected timing thereof; that the processing at Endeavor may not commence at all or in the expected timing thereof; that cash flow may not start at Endeavor at all or in the expected timing thereof; that the production from high-grade silver ore areas at Endeavor may not commence at all or in the expected timing thereof; that the processing rate for the second half of 2025 at Endeavor may differ from the expectations; that the Main Lode may not expand to the south; that the focus of the next phase of drilling at Joaquin may differ from anticipated; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the current novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements.